

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 31, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

> **Re: Social Reality, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Quarter Ended September 30, 2017**
> **Response Dated January 19, 2018**
> **File No. 001-37916**

Dear Mr. Miglino:

We have reviewed your January 19, 2018 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

1. We note your response letter dated January 19, 2018. Based upon the information provided in that response, it appears the BIGToken.com project and related activities will likely have a material impact on your future results of operations and financial condition. Therefore, please revise to address the following:
   - Disclose that you expect your wholly owned Subsidiary will require approximately $5 million through 2018 and an additional $15 million through 2019;
   - Explain that you plan to complete a private placement over the next 12 months to provide some of this additional working capital; and

- Describe how your financial statements and plans for the BIGToken.com project will be affected if you are not able to successfully complete the private placement and successfully register your Subsidiary's non-voting preferred stock.

2. In your response, you indicate that you do not believe there will be any material incremental cost associated with the BIGToken.com project. Please reconcile that statement with your expectation that the Subsidiary will need $20 million over the next two years until it can achieve self-funding.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications